

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 8, 2010

Mr. Winston M. Talbert
Chief Financial Officer
Plains Exploration & Production Company
700 Milam Street, Suite 3100
Houston, Texas 77002

   Re: Plains Exploration & Production Company
      Form 10-K for Fiscal Year Ended December 31, 2009
      Filed February 25, 2010
      File No. 1-31470

Dear Mr. Talbert:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        H. Roger Schwall
        Assistant Director